UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46844

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Purshe Kaplan Sterling Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 State Street
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Peter Purcell	518-436-3536	ppurcell@pksinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W Wacker Drive 6th Fl	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

PUBLIC DOCUMENT

This report is filed in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934 as a public document.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, <u>John Peter Purcell</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Purshe Kaplan Sterling Investments, Inc.</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Purshe Kaplan Sterling Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Purshe Kaplan Sterling Investments, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 17, 2026

FGMK, LLC
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	5,341,657
Due from clearing broker		424,653
Receivables		10,591,524
Prepaid expenses		376,651
Furniture and equipment, net		282,732
Other assets		111,033
Deposit with clearing broker		500,000
TOTAL ASSETS	$	17,628,250

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	466,923
Accrued commissions payable		11,782,039
Other liabilities		94,901
Income taxes payable		493,335
Subordinated loan - Parent Company		150,000
TOTAL LIABILITIES		12,987,198

STOCKHOLDER'S EQUITY

Common stock, no par value, 200 shares authorized, issued and outstanding	10,000
Additional paid-in capital	14,954,028
Accumulated deficit	(10,322,976)
TOTAL STOCKHOLDER'S EQUITY	4,641,052

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,628,250

The accompanying notes are an integral part of this statement.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
For the Year Ended December 31, 2025

NOTE A. Organization and Nature of Business

Purshe Kaplan Sterling Investments, Inc. (the "Company" or "PKSI"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company maintains its corporate office in Albany, New York, and branch offices throughout the United States of America ("U.S.").

The Company operates under SEC Rules 15c3-3(k)(2)(i), 15c3-3(k)(2)(ii), and FN74, whereby a clearing broker dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the U.S. The Company receives commissions on trades that are facilitated through the clearing broker dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("U.S. GAAP") and to general practices within the broker dealer industry.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company"), which in turn is a wholly-owned subsidiary of Wentworth Management Services, LLC (dba Binah Management Services, LLC "BMS").

NOTE B. Summary of Significant Accounting Policies

Use of Estimates and Assumptions
The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include receivables and the related allowance for credit losses as well as the tax provision.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash and money market funds, all of which have original maturities of three months or less. The Company regularly maintains cash and cash equivalents balances that exceed Federal Deposit Insurance Corporation limits.

NOTE B. Summary of Significant Accounting Policies-Continued

Receivables and Allowance for Credit Losses
Accounts receivable consists of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized.

Financial Instruments – Credit Losses. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for credit losses has been recorded as of December 31, 2025.

Furniture and Equipment, net
Furniture and equipment is recorded at cost, net of accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Impairment of Long-Lived Assets
The Company assesses the recoverability of its long-lived assets, including furniture and equipment, when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company compares the carrying value of the asset to its estimated undiscounted future cash flows. If an asset's carrying value exceeds such estimated cash flows (undiscounted and with interest charges), the Company records an impairment charge for the difference. Based on its assessments, the Company did not record any impairment charges for the year ended December 31, 2025.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2025

NOTE B. Summary of Significant Accounting Policies-Continued

Leases

The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement. When the Company determines the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or a finance lease. Operating and finance leases result in the Company recording a right-of-use ("ROU") asset and lease liability on its Statement of Financial Condition. ROU assets and lease liabilities are included in other assets and other liabilities, respectively, on the Statement of Financial Condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

Operating and finance lease ROU assets and liabilities are initially recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit interest rate if readily determinable or when the implicit interest rate is not readily determinable, the Company uses its incremental borrowing rate. The incremental borrowing rate is not a commonly quoted rate and is derived through a combination of inputs including the Company's credit rating and the impact of full collateralization. The incremental borrowing rate is based on the Company's collateralized borrowing capabilities over a similar term of the lease payments. The operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Specific lease terms may include options to extend or terminate the lease when the Company believes it is reasonably certain that it will exercise that option.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. As allowed by U.S. GAAP, the Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset.

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates potential losses become probable and can be reasonably estimated. Whether a potential loss is probable and can be reasonably estimated is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties.

When a potential loss is probable and the loss or range of loss can be estimated, the Company will accrue the most likely amount within that range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of potential loss is not possible, or for which a potential loss is not determined to be probable.

The determination of these liability amounts requires significant judgment on the part of management. See Note L for additional information.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2025

NOTE B. Summary of Significant Accounting Policies-Continued

Income Taxes

The Company accounts for income taxes in accordance with Financial Account Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. For the year ending December 31, 2025, the Company has elected to be included in the consolidated tax return of its ultimate parent, Binah Capital Group, Inc. ("Binah") The Company calculates the provision for income taxes using a separate-return method. Under this method, the Company is assumed to file a separate return with the taxing authorities, thereby reporting their taxable income or loss and paying the applicable tax or receiving the appropriate refund from Binah. The current income tax provision is the tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any tax carryforwards that could be claimed on the Company's hypothetical return and assess the need for a valuation allowance on the basis of the Company's projected separate-return results. Binah continually evaluates the ability to utilize the net operating loss carryforwards every year based on the overall taxable income of Binah.

Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers following a five-step model to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with customers includes commission income from brokerage offerings consisting primarily of mutual funds, variable annuity products, and individual financial securities. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fee Income

The Company's revenue from contracts with customers includes revenue derived from a portion of fees charged by the clearing firm to customer accounts.

NOTE B. Summary of Significant Accounting Policies-Continued

Commissions

The Company buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer at a point in time. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized at the same time.

The Company enters into arrangements with investment funds (and similar products) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date at a point in time. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commission expenses and related clearing expenses are recorded on a trade-date basis and when performance obligations in generating the commissions have been substantially completed.

Trail Income

Revenues are also comprised of commission-based products for which the Company and its registered representatives receive an upfront commission and for certain products, a trailing commission. Brokerage offerings include mutual funds, variable and fixed annuities, retirement and 529 education saving plans. The Company earns trail fee income through providing services related to mutual and other funds and variable annuities. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the annuity contract. Trailing income is generally received monthly or quarterly while the customer holds the investment or holds the contract. As these trailing fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur. The Company also earns commissions from best efforts placements of securities offerings in which the Company acts as a selling group participant.

The Company does not carry accounts for customers or perform custodial functions related to securities.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2025

NOTE B. Summary of Significant Accounting Policies-Continued

Contract Balances
The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company records a contract asset when the Company has recognized revenue prior to payment but the Company's right to payment is conditional on something other than the passage of time. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues (a contract liability) until the performance obligations are satisfied.

Interest Income
The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for FASB ASC 606, as it is not generated from contracts with customers.

Advertising and Promotional Expenses
The Company expenses advertising and promotion costs as incurred. Expense in the current year included mainly trade magazine advertising and promotional items that are not considered direct response with potential future economic benefit and, therefore, do not require capitalization.

Recently Adopted Accounting Pronouncements
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency of income tax disclosures relating to the rate reconciliation, disclosure of income taxes paid, and certain other disclosures. The Company adopted this standard and applied disclosure requirements on a prospective basis effective for the year ended December 31, 2025.

NOTE C. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 or 6.67% of the aggregate indebtedness and both as defined, shall not exceed 15 to 1.

The Company had net capital of $2,705,374 as of December 31, 2025. The Company had net capital of $1,852,487 in excess of its required net capital of $852,887 as of December 31, 2025. The Company's net capital ratio was 4.73 to 1 as of December 31, 2025.

Under its agreement with National Financial Services, LLC ("NFS"), the Company is required to maintain minimum net capital of $1,000,000.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2025

NOTE D. Liabilities Subordinated to Claims of Creditors

In October 2005, the Company borrowed $150,000 from its Parent Company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordinated agreement. Accordingly, the note principal amount is allowed in computing net capital under SEC Rule 15c3-1. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Parent Company has irrevocably agreed that the obligations of the Company with respect to the payment of principal on the note are subordinate to the claims of all creditors of the Company.

The note renewed in October 2025 and is scheduled to mature in October 2026. Under the terms of the amended subordinated agreement, the maturity date of the note will be automatically extended an additional year until the Parent Company or the Company notifies FINRA in writing that it intends to not extend the maturity date.

NOTE E. Fully Disclosed Clearing Agreement

The Company clears customer transactions with NFS, a carrying broker-dealer registered with the SEC, on a fully disclosed basis. As of December 31, 2025 the Company had a deposit with NFS of $500,000 pursuant to its clearing agreement and had receivables of $424,653, which consisted of amounts held in cash and money market funds by NFS. The $424,653 is included in "Due from clearing broker" on the Statement of Financial Condition.

NOTE F. Furniture and Equipment, net

Furniture and equipment, net consisted of the following as of December 31, 2025:

Computer equipment	$	999,959
Furniture		194,796
Office equipment		342,049
		1,536,804
Less: accumulated depreciation		1,254,072
Furniture and equipment, net	$	282,732

NOTE G. Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2025

NOTE H. Retirement Plan

Effective January 1, 2025, the Company's existing 401(k) plan was renamed to the Parent Company's 401(k) plan. Following the name change, eligible employees of the Company continue to participate in the Plan under the Parent Company's plan name. Contributions to the Plan by the Company are limited to a maximum of 3.5% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate.

NOTE I. Related - Party Transactions

Management Services and Expense Sharing Agreements
Effective January 1, 2025, the Company entered into a Management Services Agreement ("MSA") with BMS whereby BMS will provide personnel and payroll management services to the Company. In accordance with the MSA, expenses related to payroll and benefits are allocated to the Company. The allocation of the compensation and benefits is based upon the specific personnel assigned to the Company as well as other personnel providing services to the Company. The allocation methodology includes a direct allocation for personnel assigned to the Company and additional allocation for certain personnel based upon various factors including job responsibilities and estimated amount of time associated with the Company.

In exchange for the personnel management services provided by BMS, the Company pays a Service Fee, as defined in the MSA, to BMS. Such Service Fee is based upon a number of factors and estimates including, among other things, the total amount of compensation and benefits allocated to the Company. The Service Fee may be adjusted on annual basis with 30 days prior written notice.

In addition to the expenses allocated related to the payroll and benefits as outlined above, the Company pays the Parent Company and BMS fees to cover management and other support costs under an expense sharing agreement.

The Company receives reimbursement under expense sharing agreements from Purshe Kaplan Sterling Advisory ("PKSA"), Purshe Kaplan Sterling Financial ("PKSF"), and Wentworth Financial Partners ("WFP") that are all wholly-owned entities of the Parent Company to cover certain operating costs.

Insurance Coverage
The Company purchases certain insurance coverage against errors and omissions risk from a related company that is a wholly owned subsidiary of the Parent Company and is licensed and regulated under the laws of the British Virgin Islands. Independent registered representatives of PKS elect coverage from this affiliate or another carrier of their own choosing whose coverage meets PKS' adequacy standards. As of December 31, 2025, PKS had a receivable of $54,000 from this affiliate, included in receivables on the Statement of Financial Condition.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2025

NOTE I. Related - Party Transactions-Continued

<u>Other</u>
The accompanying financial statement has been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE J. Income Taxes

As of December 31, 2025, the Company's deferred tax asset (liability) consisted of the effects of temporary differences attributable to the following:

Deferred tax asset - net operating losses	$	10,000
Deferred tax liability – furniture and equipment, net		(61,000)
Net Deferred Tax Asset (Liability)	$	(51,000)

The Company has $177,904 of state net operating losses that start to expire in 2038. As of the date of this filing, Binah is continuing to evaluate the ability to utilize the net operating loss carryforwards and as a result the Company does not have a valuation allowance recorded related to its deferred tax asset.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to file income tax returns in the United States (federal), and in various state jurisdictions in the United States. Based on the Company's evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company's financial statement for the year ended December 31, 2025.

The provision for income taxes includes the tax effects of transactions reported in the financial statement and consists of taxes currently due plus deferred taxes. The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations could result in future assessments by these taxing authorities. The tax years of 2022 to 2024 remain open to examination in the federal jurisdiction. The tax years of 2021 to 2024 remain open to examination in the state jurisdictions. The Company is currently not under exam for federal or state purposes.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2025

NOTE K. Leases

<u>Operating Leases</u>
The Company is headquartered in Albany, New York. This space is leased from the parent company PKS Holdings, LLC under a month-to-month basis.

NOTE L. Commitments and Contingencies

<u>Litigation and Contingent Liabilities</u>
The Company is a defendant or respondent in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a broker-dealer. These matters arise in the normal course of business and the Company intends to vigorously defend itself in these actions.

The Company reviews its legal proceedings, claims, disputes, or investigations on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the financial statement.

A number of factors contribute to Company's determination of whether a loss is reasonably possible and if the loss or range of loss can be estimated, including, but not limited to: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages; the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants).

The Company believes, based upon current information, that the outcome of any legal proceedings, claims, disputes, or investigations, as outlined above will not have a material effect on our financial position, results of operations, or cash flows. However, the actual outcomes of such legal proceedings, claims, disputes, or investigations could be material to our operating results and cash flows for a particular future period as additional information is obtained.

The Company has responded to an informal inquiry from FINRA in connection with its accounting of a transaction that occurred during the year ending December 31, 2025. The Company believes, based upon current information, that the outcome of this inquiry will not have a material effect on our financial position, results of operations, or cash flows.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2025

NOTE L. Commitments and Contingencies -Continued

<u>Indemnification</u>
The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. At December 31, 2025, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE M. Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.